UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

928497 30 4
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928497 30 4

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,321,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,321,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,321,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 928497 30 4

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,321,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,321,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,321,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 928497 30 4

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,321,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,321,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,321,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928497 30 4

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 17, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Microsemi Corporation (“Microsemi” or “Parent”), and LLIU100 Acquisition Corp., a wholly owned subsidiary of Microsemi (“Purchaser”), pursuant to which Microsemi will acquire the Issuer.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer, at a purchase price of $5.28 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as a wholly owned subsidiary of Microsemi.

Purchaser has agreed to commence the Offer as promptly as reasonably practicable but no later than March 31, 2015, and the Offer will remain open for at least 20 business days.  The Offer and the Merger are subject to the satisfaction of customary closing conditions, as set forth in the Merger Agreement.

For a more detailed description of the Merger Agreement and the Offer, reference is made to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 18, 2015.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, the directors of the Issuer and their respective affiliates, Parent and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), which provides, among other things, that the Reporting Persons will tender all of their 14,321,127 Shares (and any Shares that may be acquired or owned by the Reporting Persons after the date of the Support Agreement, the “Subject Shares”) in the Offer and vote the Subject Shares in favor of approving the principal terms of the Merger, if applicable.

In order to secure the performance of the Reporting Persons’ obligations under the Support Agreement, the Reporting Persons granted a proxy appointing each executive officer of Purchaser as the Reporting Persons’ attorney-in-fact and proxy to vote, express consent or dissent, or otherwise to utilize such voting power to the full extent of the Reporting Persons’ voting rights with respect to the Subject Shares to vote, and to execute written consents with respect to, the Subject Shares solely on the foregoing matters.

In addition, the Reporting Persons agreed that during the term of the Support Agreement, they would not, except as provided under the Merger Agreement, take the following actions with respect to the Subject Shares:  (i) transfer, sell, assign, gift, pledge, hedge, hypothecate or otherwise dispose (including, for the avoidance of doubt, by depositing, submitting or otherwise tendering any Subject Shares into any tender or exchange offer) of or entering into of any derivative instrument with respect to such Subject Shares (collectively, “Transfer”), or consent to or permit any such Transfer of, any or all Subject Shares, or any interest therein, (ii) create, agree to create or voluntarily permit to exist any Encumbrance (other than any Permitted Encumbrances) (each as defined in the Support Agreement), on any such Subject Shares, (iii) enter into any Contract (as defined in the Support Agreement) with respect to any transfer of such Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to such Subject Shares, (v) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (vi) take, agree to take or voluntarily permit any other action that would in any way restrict, limit or interfere with the performance of their obligations under the agreement or the transactions contemplated thereunder, all subject to specified exceptions.

CUSIP NO. 928497 30 4

The Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 17, 2015, the Reporting Persons, the directors of the Issuer and their respective affiliates, Parent and Purchaser entered into the Support Agreement as defined and described in Item 4 and attached hereto as Exhibit 99.1.

Raging Master no longer owns Debentures of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Tender and Support Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin, Microsemi Corporation, LLIU100 Acquisition Corp. and the other parties signatory thereto, dated March 17, 2015.

99.2	Power of Attorney.

CUSIP NO. 928497 30 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin